SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             American Skiing Company
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    029654308
                                 (Cusip Number)

                             David K. Lakhdhir, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                               New York, NY 10019
                                 (212) 373-3000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 22, 2001
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The total number of shares of common stock, par value $.01 per share (the "Common Stock"), of American Skiing Company, a Delaware corporation (the "Issuer") reported herein is 38,365,316 which would constitute approximately 55.7% of the 68,874,599 shares of Common Stock that would be outstanding if all of the shares of Series B Preferred (as defined below) were converted and if all the Warrants (as defined below) were exercised. All ownership percentages set forth herein are based on there being 30,509,283 shares of Common Stock currently outstanding.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Person:

         Oak Hill Capital Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                                   (a)   / /
                                                                   (b)   /X/
3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                         / /

6.       Citizenship or Place of Organization: Delaware

                                7.     Sole Voting Power:  0
   Number of Shares
Beneficially Owned By           8.     Shared Voting Power:  0
    Each Reporting
     Person With                9.     Sole Dispositive Power: 0

                               10.     Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         28,453,428 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                         / /
13.      Percent of Class Represented by Amount in Row (11): 48.3% (2)

14.      Type of Reporting Person: PN

----------
(1) Represents the shares of Common Stock that will be beneficially owned upon conversion of the Issuer's 8.5% Series B Convertible Participating Preferred Common Stock, par value $.01 per share (the "Series B Preferred" or "Series B Preferred Stock") calculated using the liquidation value as of January 31, 2001. On conversion, 28,021,890 shares of Common Stock will be owned directly by Oak Hill Capital Partners, L.P., through its general partner, OHCP GenPar, L.P., through OHCP GenPar, L.P.'s general partner, OHCP MGP, LLC. On conversion of the Series B Preferred owned by OHCP Ski, L.P., Oak Hill Capital Partners, L.P. will also beneficially own 431,538 shares of Common Stock owned directly by OHCP Ski, L.P., as its general partner. As described herein, Oak Hill Capital Partners, L.P. has also entered into a securities purchase agreement pursuant to which, subject to the receipt of a third party consent, it will be issued warrants to purchase an additional 6,000,000 shares of Common Stock (the "Warrants"). Upon conversion of the Series B Preferred and exercise of the Warrants, 34,453,428 shares of Common Stock will be beneficially owned by Oak Hill Capital Partners, L.P.

(2) Assumes that there are 58,962,711 shares of Common Stock outstanding. If the Warrants described in footnote (1) are issued, there would be 64,962,711 shares of Common Stock outstanding and the percentage would be 53.0%.

1.       Name of Reporting Person:

         Oak Hill Capital Management Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                                   (a)   / /
                                                                   (b)   /X/
3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                         / /

6.       Citizenship or Place of Organization: Delaware

                                7.     Sole Voting Power:  0
   Number of Shares
Beneficially Owned By           8.     Shared Voting Power:  0
    Each Reporting
     Person With                9.     Sole Dispositive Power: 0

                               10.     Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         78,510 (3)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                         / /

13.      Percent of Class Represented by Amount in Row (11): 2.3% (4)

14.      Type of Reporting Person: PN

----------
(3) Represents the shares of Common Stock that will be beneficially owned upon conversion of the Series B Preferred calculated using the liquidation value as of January 31, 2001. On conversion, 718,510 shares of Common Stock will be owned directly by Oak Hill Capital Management Partners, L.P., through its general partner, OHCP GenPar, L.P., through OHCP GenPar, L.P.'s general partner, OHCP MGP, LLC.

(4)  Assumes that there are 31,227,793 shares of Common Stock outstanding.

1.       Name of Reporting Person:

         OHCP GenPar, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                                   (a)   / /
                                                                   (b)   /X/
3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                         / /

6.       Citizenship or Place of Organization: Delaware

                                7.     Sole Voting Power:  0
   Number of Shares
Beneficially Owned By           8.     Shared Voting Power:  0
    Each Reporting
     Person With                9.     Sole Dispositive Power: 0

                               10.     Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         29,171,938 (5)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                         / /

13.      Percent of Class Represented by Amount in Row (11): 48.9% (6)

14.      Type of Reporting Person: PN

----------
(5) Represents the shares of Common Stock that will be beneficially owned upon conversion of the Issuer's Series B Preferred. On conversion, OHCP GenPar, L.P. will beneficially own the following shares of Common Stock: (i) 28,021,890 shares of Common Stock of Oak Hill Capital Partners, L.P. in its capacity as general partner (upon exercise of the Warrants, 34,453,428 shares of Common Stock will be beneficially owned by Oak Hill Capital Partners, L.P. in its capacity as general partner); (ii) 718,510 shares of Common Stock of Oak Hill Capital Management Partners, L.P. in its capacity as general partner and (iii) 431,538 shares of Common Stock of OHCP Ski, L.P., in its capacity as general partner of Oak Hill Capital Partners, L.P., which is the general partner of OHCP Ski, L.P. OHCP GenPar, L.P.'s power is exercised through its general partner, OHCP MGP, LLC. Upon conversion of the Series B Preferred and exercise of the Warrants, 35,171,938 shares of Common Stock will be beneficially owned by OHCP GenPar, L.P.

(6) Assumes that there are 59,681,221 shares of Common Stock outstanding. If the Warrants described in footnote (1) are issued, there would be 65,681,221 shares of Common Stock outstanding and the percentage would be 53.5%.

1.       Name of Reporting Person:

         OHCP MGP, LLC

2.       Check the Appropriate Box if a Member of a Group:

                                                                   (a)   / /
                                                                   (b)   /X/
3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                         / /

6.       Citizenship or Place of Organization: Delaware

                                7.     Sole Voting Power:  0
   Number of Shares
Beneficially Owned By           8.     Shared Voting Power:  0
    Each Reporting
     Person With                9.     Sole Dispositive Power: 0

                               10.     Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         29,171,938 (7)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                         / /

13.      Percent of Class Represented by Amount in Row (11): 48.9% (8)

14.      Type of Reporting Person: CO

----------
(7)  See footnote (5) to page relating to OHCP GenPar, L.P.

(8) Assumes that there are 59,681,221 shares of Common Stock outstanding. See footnote (6) to page relating to OHCP GenPar, L.P.

1.       Name of Reporting Person:

         Oak Hill Securities Fund, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                                   (a)   / /
                                                                   (b)   /X/
3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                         / /

6.       Citizenship or Place of Organization: Delaware

                                7.     Sole Voting Power:  0
   Number of Shares
Beneficially Owned By           8.     Shared Voting Power:  0
    Each Reporting
     Person With                9.     Sole Dispositive Power: 0

                               10.     Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,596,689(9)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                         / /

13.      Percent of Class Represented by Amount in Row (11): 4.97%(10)

14.      Type of Reporting Person: PN

----------
(9) Represents the shares of Common Stock that will be beneficially owned upon conversion of the Issuer's Series B Preferred calculated using the liquidation value as of January 31, 2001. On conversion, 1,596,689 shares of Common Stock will be owned directly by Oak Hill Securities Fund, L.P., through its general partner, Oak Hill Securities GenPar, L.P., through Oak Hill Securities GenPar, L.P.'s general partner, Oak Hill Securities MGP, Inc.

(10) Assumes that there are 32,105,972 shares of Common Stock outstanding.

1.       Name of Reporting Person:

         Oak Hill Securities GenPar, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                                   (a)   / /
                                                                   (b)   /X/
3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                         / /

6.       Citizenship or Place of Organization: Delaware

                                7.     Sole Voting Power:  0
   Number of Shares
Beneficially Owned By           8.     Shared Voting Power:  0
    Each Reporting
     Person With                9.     Sole Dispositive Power: 0

                               10.     Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,596,689 (11)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                         / /

13.      Percent of Class Represented by Amount in Row (11): 4.97% (12)

14.      Type of Reporting Person: PN

----------
(11) Represents the shares of Common Stock that will be beneficially owned upon conversion of the Issuer's Series B Preferred. Power is exercised in its capacity as general partner to Oak Hill Securities Fund, L.P. and through its general partner, Oak Hill Securities MGP, Inc. See also footnote (9) to page relating to Oak Hill Securities Fund, L.P.

(12) Assumes that there are 32,105,972 shares of Common Stock outstanding.

1.       Name of Reporting Person:

         Oak Hill Securities MGP, Inc.

2.       Check the Appropriate Box if a Member of a Group:

                                                                   (a)   / /
                                                                   (b)   /X/
3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                         / /

6.       Citizenship or Place of Organization: Delaware

                                7.     Sole Voting Power:  0
   Number of Shares
Beneficially Owned By           8.     Shared Voting Power:  0
    Each Reporting
     Person With                9.     Sole Dispositive Power: 0

                               10.     Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,596,689 (13)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                         / /

13.      Percent of Class Represented by Amount in Row (11): 4.97% (14)

14.      Type of Reporting Person: CO

----------
(13) See footnote (5) to page relating to OHCP GenPar, L.P.

(14) Assumes that there are 32,105,972 shares of Common Stock outstanding.

1.       Name of Reporting Person:

         Oak Hill Securities Fund II, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                                   (a)   / /
                                                                   (b)   /X/
3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                         / /

6.       Citizenship or Place of Organization: Delaware

                                7.     Sole Voting Power:  0
   Number of Shares
Beneficially Owned By           8.     Shared Voting Power:  0
    Each Reporting
     Person With                9.     Sole Dispositive Power: 0

                               10.     Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,596,689 (15)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                         / /

13.      Percent of Class Represented by Amount in Row (11): 4.97% (16)

14.      Type of Reporting Person: PN

----------
(15) Represents the shares of Common Stock that will be beneficially owned upon conversion of the Issuer's Series B Preferred calculated using the liquidation value as of January 31, 2001. On conversion, 1,596,689 shares of Common Stock will be owned directly by Oak Hill Securities Fund II, L.P., through its general partner, Oak Hill Securities GenPar II, L.P., through Oak Hill Securities GenPar II, L.P.'s general partner, Oak Hill Securities MGP II, Inc.

(16) Assumes that there are 32,105,972 shares of Common Stock outstanding.

1.       Name of Reporting Person:

         Oak Hill Securities GenPar II, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                                   (a)   / /
                                                                   (b)   /X/
3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                         / /

6.       Citizenship or Place of Organization: Delaware

                                7.     Sole Voting Power:  0
   Number of Shares
Beneficially Owned By           8.     Shared Voting Power:  0
    Each Reporting
     Person With                9.     Sole Dispositive Power: 0

                               10.     Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,596,689 (17)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                         / /

13.      Percent of Class Represented by Amount in Row (11): 4.97% (18)

14.      Type of Reporting Person: PN

----------
(17) Power is exercised in its capacity as general partner to Oak Hill Securities Fund II, L.P. and through its general partner, Oak Hill Securities MGP II, Inc. See also footnote (15) to page relating to Oak Hill Securities Fund II, L.P.

(18) Assumes that there are 32,105,972 shares of Common Stock outstanding.

1.       Name of Reporting Person:

         Oak Hill Securities MGP II, Inc.

2.       Check the Appropriate Box if a Member of a Group:

                                                                   (a)   / /
                                                                   (b)   /X/
3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                         / /

6.       Citizenship or Place of Organization: Delaware

                                7.     Sole Voting Power:  0
   Number of Shares
Beneficially Owned By           8.     Shared Voting Power:  0
    Each Reporting
     Person With                9.     Sole Dispositive Power: 0

                               10.     Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,596,689 (19)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                         / /

13.      Percent of Class Represented by Amount in Row (11): 4.97% (20)

14.      Type of Reporting Person: CO

----------
(19) See footnote (17) to page relating to Oak Hill Securities GenPar II, L.P.

(20) Assumes that there are 32,105,972 shares of Common Stock outstanding.

1.       Name of Reporting Person:

         OHCP Ski, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                                   (a)   / /
                                                                   (b)   /X/
3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                         / /

6.       Citizenship or Place of Organization: Delaware

                                7.     Sole Voting Power:  0
   Number of Shares
Beneficially Owned By           8.     Shared Voting Power:  0
    Each Reporting
     Person With                9.     Sole Dispositive Power: 0

                               10.     Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         431,538 (21)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                         / /

13.      Percent of Class Represented by Amount in Row (11): 1.39% (22)

14.      Type of Reporting Person: PN

----------
(21) Represents the shares of Common Stock that will be beneficially owned upon conversion of the Series B Preferred calculated using the liquidation value as of January 31, 2001. On conversion, OHCP Ski, L.P. will directly own 431,538 shares of Common Stock. Oak Hill Capital Partners, L.P. will also beneficially own 431,538 shares of Common Stock owned directly by OHCP Ski, L.P., as its general partner.

(22) Assumes that there are 30,940,821 shares of Common Stock outstanding.

The Reporting Persons (as defined below) hereby amend the report on Schedule 13D filed by the Reporting Persons on October 18, 1999 and Amendment No. 1 to the
Schedule 13D filed by the Reporting Persons on August 3, 2000, and Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on December 13, 2000 (the "Schedule 13D"), in respect of the Common Stock of the Issuer. Oak Hill Capital Partners, L.P., a Delaware limited partnership ("OHCP"), Oak Hill Capital Management Partners, L.P., a Delaware limited partnership ("OHCMP"), OHCP GenPar, L.P., a Delaware limited partnership ("GenPar"), OHCP MGP, LLC, a Delaware limited liability company ("OHCP MGP"), Oak Hill Securities Fund, L.P., a Delaware limited partnership, Oak Hill Securities GenPar, L.P., a Delaware limited partnership, Oak Hill Securities MGP, Inc., a Delaware corporation, Oak Hill Securities Fund II, L.P., a Delaware limited partnership, Oak Hill Securities GenPar II, L.P., a Delaware limited partnership, Oak Hill Securities MGP II, Inc., a Delaware corporation, and OHCP Ski L.P., a Delaware limited partnership, are sometimes hereinafter collectively referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Item 1.  Security and Issuer.

         Unchanged.


Item 2.  Identity and Background.

         Unchanged.


Item 3.  Source and Amount of Funds or Other Consideration.

         Unchanged.


Item 4.  Purpose of Transaction.

Item 4 of the original Schedule 13D is amended as follows: On March 22, 2001, the parties to the Agreement and Plan of Merger among the Issuer, ASC Merger Sub, Inc. and MeriStar Hotels & Resorts, Inc., dated as of December 8, 2000 (the "Merger Agreement") agreed to abandon plans to merge and the Merger Agreement was terminated. The obligations of the Reporting Persons and the other Stockholders to consummate the transactions contemplated by the Voting and Recapitalization Agreement terminated automatically upon termination of the Merger Agreement. The Securities Purchase Agreement is still in effect.

The Reporting Persons' beneficial ownership of ASC common stock has not changed as a result of the termination of the Merger Agreement and the Voting and Recapitalization Agreement.

In light of the termination of the Merger Agreement, the Reporting Persons are evaluating all options with respect to their investment in the Issuer and may consider urging the Board to implement changes in business strategy or pursue corporate, strategic or financing transactions (including extraordinary transactions) in order to increase shareholder value and to address the capital requirements of the Issuer.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.


Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, (i) OHCP beneficially owns 28,453,428 shares of the Common Stock or 48.3% of the issued and outstanding shares of the Common Stock on the conversion of the Series B Preferred, and beneficially owns 34,453,428 shares of the Common Stock or 53.0% of the issued and outstanding shares of the Common Stock upon conversion of the Series B Preferred and exercise of the Warrants; (ii) Oak Hill Capital Management Partners, L.P. beneficially owns 718,510 shares of the Common Stock or 2.3% of the issued and outstanding shares of the Common Stock; (iii) OHCP GenPar, L.P. beneficially owns 29,171,938 shares of the Common Stock or 48.9% of the issued and outstanding shares of the Common Stock on the conversion of the Series B Preferred, and beneficially owns 34,453,428 shares of the Common Stock or 53.5% of the issued and outstanding shares of the Common Stock upon conversion of the Series B Preferred and exercise of the Warrants; (iv) OHCP MGP, LLC beneficially owns 29,171,938 shares of the Common Stock or 48.9% of the issued and outstanding shares of the Common Stock; (v) Oak Hill Securities Fund, L.P. beneficially owns 1,596,689 shares of the Common Stock or 4.97% of the issued and outstanding shares of the Common Stock; (vi) Oak Hill Securities GenPar, L.P. beneficially owns 1,596,689 shares of the Common Stock or 4.97% of the issued and outstanding shares of the Common Stock; (vii) Oak Hill Securities MGP, Inc. beneficially owns 1,596,689 shares of the Common Stock or 4.97% of the issued and outstanding shares of the Common Stock; (viii) Oak Hill Securities Fund II, L.P. beneficially owns 1,596,689 shares of the Common Stock or 4.97% of the issued and outstanding shares of the Common Stock; (ix) Oak Hill Securities GenPar II, L.P. beneficially owns 1,596,689 shares of the Common Stock or 4.97% of the issued and outstanding shares of the Common Stock; (x) Oak Hill Securities MGP II, Inc. beneficially owns 1,596,689 shares of the Common Stock or 4.97% of the issued and outstanding shares of the Common Stock and (xi) OHCP Ski, L.P. beneficially owns 431,538 shares of the Common Stock or 1.39% of the issued and outstanding shares of the Common Stock.

         (b)-(e)

         Unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Unchanged.


Item 7.  Material to be Filed as Exhibits.


Exhibit 99.1  --  Termination Agreement dated as of March 22, 2001 by and among
                  MeriStar Hotels & Resorts, Inc., American Skiing Company and ASC Merger Sub, Inc.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED: April 10, 2001

                                        OAK HILL CAPITAL PARTNERS, L.P.

                                        By: OHCP GenPar, L.P.,
                                              its general partner

                                        By: OHCP MGP, LLC,
                                              its general partner


                                        By:  /s/  Steven B. Gruber
                                             ----------------------------------
                                        Name:     Steven B. Gruber
                                        Title:    Vice President


                                        OAK HILL CAPITAL MANAGEMENT
                                        PARTNERS, L.P.

                                        By: OHCP GenPar, L.P.,
                                              its general partner

                                        By: OHCP MGP, LLC,
                                              its general partner


                                        By:  /s/  Steven B. Gruber
                                             ----------------------------------
                                        Name:     Steven B. Gruber
                                        Title:    Vice President


                                        OHCP GENPAR, L.P.

                                        By: OHCP MGP, LLC,
                                             its general partner


                                        By:  /s/  Steven B. Gruber
                                             ----------------------------------
                                        Name:     Steven B. Gruber
                                        Title:    Vice President


                                        OHCP MGP, LLC


                                        By:  /s/  Steven B. Gruber
                                             ----------------------------------
                                        Name:     Steven B. Gruber
                                        Title:    Vice President


                                        OAK HILL SECURITIES FUND, L.P.

                                        By: Oak Hill Securities GenPar, L.P.,
                                              its general partner

                                        By: Oak Hill Securities MGP, Inc.,
                                              its general partner


                                        By:  /s/  Scott D. Krase
                                             ----------------------------------
                                        Name:     Scott D. Krase
                                        Title:    Vice President


                                        OAK HILL SECURITIES GENPAR, L.P.

                                        By: Oak Hill Securities MGP, Inc.,
                                              its general partner


                                        By:  /s/  Scott D. Krase
                                             ----------------------------------
                                        Name:     Scott D. Krase
                                        Title:    Vice President


                                        OAK HILL SECURITIES MGP, INC.


                                        By:  /s/  Scott D. Krase
                                             ----------------------------------
                                        Name:     Scott D. Krase
                                        Title:    Vice President


                                        OAK HILL SECURITIES FUND II, L.P.

                                        By: Oak Hill Securities GenPar II,
                                              L.P., its general partner

                                        By: Oak Hill Securities MGP II, Inc.,
                                              its general partner


                                        By:  /s/  Scott D. Krase
                                             ----------------------------------
                                        Name:     Scott D. Krase
                                        Title:    Vice President


                                        OAK HILL SECURITIES GENPAR II, L.P.

                                        By: Oak Hill Securities MGP II, Inc.,
                                              its general partner


                                        By:  /s/  Scott D. Krase
                                             ----------------------------------
                                        Name:     Scott D. Krase
                                        Title:    Vice President


                                        OAK HILL SECURITIES MGP II, INC.


                                        By:  /s/  Scott D. Krase
                                             ----------------------------------
                                        Name:     Scott D. Krase
                                        Title:    Vice President

                                        OHCP SKI, L.P.

                                        By:  Oak Hill Capital Partners, L.P.,
                                               its general partner

                                        By: OHCP GenPar, L.P.,
                                               its general partner

                                        By: OHCP MGP, LLC,
                                              its general partner


                                        By:  /s/  Steven B. Gruber
                                             ----------------------------------
                                        Name:     Steven B. Gruber
                                        Title:    Vice President